UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

    X       ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2001

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition year from  _____________ to ___________

                  Commission File No.    1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BRINKER INTERNATIONAL, INC.
                401(K) SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Brinker International, Inc.
                        6820 LBJ Freeway
                      Dallas, Texas 75240




                                                                     Page

Independent Auditors' Report                                            1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2001 and 2000                                   2

   Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2001 and 2000            3

   Notes to Financial Statements                                        4

Supplemental Schedule* - Schedule H, line 4i - Schedule of Assets
   (Held at End of Year) - December 31, 2001                           10

Exhibit - Consent of Independent Auditors                              12




* All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.





                   Independent Auditors' Report


The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We   have  audited  the  accompanying  statements  of  net  assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ KPMG LLP



Dallas, Texas
June 15, 2002




                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

          Statements of Net Assets Available for Benefits

                    December 31, 2001 and 2000



                                               2001                 2000

Investments - at fair value (Note 2):
  Money market                          $     1,789,633        $  1,259,844
  Mutual funds                               20,212,190          20,602,398
  Brinker International common stock         12,681,996          11,274,331
  Participant loans                           2,279,021           2,094,427

                                             36,962,840          35,231,000

Receivables:
  Participants' contributions                    25,909             339,714
  Employer's contributions                        3,603              49,579

                                                 29,512             389,293

Net assets available for benefits        $   36,992,352        $ 35,620,293


See accompanying notes to financial statements.








                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

    Statements of Changes in Net Assets Available for Benefits

              Years Ended December 31, 2001 and 2000




                                                  2001                 2000

Additions:
 Contributions:
   Participants                          $      6,261,543    $      5,940,296
   Employer                                       807,164             745,460

                                                7,068,707           6,685,756


    Investment income (loss):
      Net(depreciation)appreciation
        in fair value of investments           (3,191,102)            190,274
      Interest and dividends                      439,643           1,574,155

                                               (2,751,459)          1,764,429

          Total additions                       4,317,248           8,450,185

Deductions - benefits paid to participants      2,945,189           2,578,699

Net increase                                    1,372,059           5,871,486

Net assets available for benefits at
  beginning of year                            35,620,293          29,748,807
Net assets available for benefits at
  end of year                              $   36,992,352       $  35,620,293



See accompanying notes to financial statements.





                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

                   Notes to Financial Statements

                    December 31, 2001 and 2000


1.   DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

The following brief description of the provisions of the Brinker International, Inc. 401(k) Savings Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The Plan, which was implemented on January 1, 1993, is a qualified defined contribution savings plan available to all salaried and hourly employees of Brinker International, Inc. and subsidiaries ("Company" or "Brinker") who are neither an officer nor a five percent shareholder of the Company and whose annual compensation is not in excess of the threshold set forth in Section 414(q) of the Internal Revenue Code of 1986 (the "Code"), as amended. Employees who have completed one year of service and have attained the age of twenty-one are eligible to participate in the Plan.

Employees who are members of a collective bargaining unit are not eligible to participate in the Plan. The financial statements are prepared on the accrual basis of accounting and include all of the funds which comprise the Plan.

Contributions

Participants are permitted to contribute from 1 to 20% of their annual eligible compensation, as defined, to the Plan on a tax-deferred basis. Participants are permitted to contribute up to 100% of their bonuses, as defined, to the Plan on a tax-deferred basis. Tips are excluded from the definition of eligible compensation. The Company matches 25% of the first 5% a salaried participant contributes. Hourly participants do not receive matching contributions.

Participants' Accounts

Participants' contributions are invested in accordance with their elections in the following funds: the AXP Cash Management Fund (a money market fund), the AXP Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the AXP Growth Fund (invests primarily in the equities of medium-to-large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies), the Standish Small Capitalization Growth Fund (invests primarily in the equities of small-cap domestic companies), the American Express Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock). Company matching contributions to the Plan are invested in the Brinker Stock Fund.



                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)


1.   DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES (continued)

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company's matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service. Participants who separate from service prior to full vesting of their rights forfeit their share of the Company's contributions to the extent that vesting had not occurred.
Amounts forfeited reduce future Company contributions. Forfeitures totaled $47,030 and $57,467 for the years ended December 31, 2001 and 2000, respectively.

Payments of Benefits

The normal forms of payment upon a participant's separation from the Company are either a lump sum payment in cash for the vested portion of the participant's account (less a 20% penalty for federal tax withholding) or a direct rollover of the vested portion of the participant's account into an Individual Retirement Account or another employer's qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total of a participant's loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from one-half year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above the prime lending rate determined at the end of the month the loan request is made. Interest rates on outstanding loans ranged from 6.0% to 10.5% during 2001 and 2000. Principal and interest payments are made through bi-weekly payroll deductions.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires Plan administrators to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.




                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)


2.   INVESTMENTS

The Plan's investments are stated at fair value using quoted market prices and transactions are recorded on a trade date basis. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value. A summary of investments and related investment income (loss) as of and for the years ended December 31, 2001 and 2000, follows:


                                                  2001                2000

   Investments at fair value:
      American  Century Equity Growth Fund    $   5,040,243*     $  5,242,092*
      AXP Growth Fund                             5,059,722*        6,558,721*
      Janus Overseas Fund                         3,572,778*        4,138,048*
      Brinker Stock Fund                         12,681,996*       11,274,331*
      AET Equity Index Fund II                    2,712,686*        2,280,082*
      AXP Cash Management Fund                    1,789,633         1,259,844
      AXP Bond Fund                               1,739,692         1,237,590
      Neuberger Berman Genesis Fund               1,855,824*        1,036,432
      Standish Small Cap Growth                     231,246           109,433
      Participant Loans                           2,279,020*        2,094,427*

   Total                                     $   36,962,840     $  35,231,000

   Investment Income (Loss):
     Net (depreciation) appreciation
     in fair value:
      Mutual funds                               (3,896,547)       (4,566,639)
      Brinker stock                                 705,445         4,756,913

   Total                                      $  (3,191,102)    $     190,274

     Interest and dividends                         439,643         1,574,155


        * Represents 5% or more of total net assets.




                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)

All investment programs other than a portion of the Brinker Stock Fund are participant directed. The following information summarizes the net assets and significant components of the changes in net assets relating to the non-participant directed portion of the Brinker Stock Fund for the years ended December 31, 2001 and 2000.

                                                  December 31, 2001

                                    Participant       Non-Participant
                                      Directed            Directed          Total
Additions to net assets:
  Net appreciation in fair
    value of investments          $     371,446             333,999          705,445
  Interest                               29,969              24,174           54,143
  Employee contributions                865,488                   -          865,488
  Employer contributions                      -             852,360          852,360
Total additions to net
   assets                             1,266,903           1,210,533        2,477,436
Deductions from net
   assets:
  Benefits paid to
    participants                        408,018             377,546          785,564
Investment transfers                    111,999             172,208          284,207
Total deductions from
   net assets                           520,017             549,754        1,069,771

Change in net assets                    746,886             660,779        1,407,665
Net assets at beginning
   of year                            5,715,395           5,558,936       11,274,331
Net assets at end of
   year                          $    6,462,281           6,219,715       12,681,996



                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)



                                                     December 31, 2000

                                       Participant      Non-Participant
                                         Directed           Directed            Total
Additions to net assets:
  Net appreciation in fair
    value of investments             $   2,479,138          2,277,775            4,756,913
  Interest                                  17,377             13,940               31,317
  Employee contributions                   645,927                  -              645,927
  Employer contributions                         -            730,842              730,842
Total additions to net
   assets                                3,142,442          3,022,557            6,164,999
Deductions from net
   assets:
  Benefits paid to
    participants                           366,897            282,070              648,967
Investment transfers                       769,989            147,835              917,824
Total deductions from
   net assets                            1,136,886            429,905            1,566,791

Change in net assets                     2,005,556          2,592,652            4,598,208
Net assets at beginning
   of year                               3,709,839          2,966,284            6,676,123
Net assets at end of
   year                             $    5,715,395          5,558,936           11,274,331



3.   PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their Company contributions.


4.   INCOME TAX STATUS

The Plan received a determination letter on March 22, 2001 in which the Internal Revenue Service stated that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code ("Code"). The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and tax-exempt from Federal income taxes as of the financial statement date.





                    BRINKER INTERNATIONAL, INC.
                   401(k) SAVINGS PLAN AND TRUST

             Notes to Financial Statements (continued)


5.   FORM 5500 RECONCILIATION

The net assets and benefits paid to participants reported in the Plan's Form 5500 for 2001 and 2000 are greater (less) than the corresponding amounts reported in the accompanying financial statements by the following amounts:

                                                 2001        2000
Net assets available for benefits             $      -    $       -
Benefits paid to participants                        -      137,970

These differences relate to the classification of withdrawals currently payable to participants.




                                                       Schedule I

                       BRINKER INTERNATIONAL, INC.
                      401(k) SAVINGS PLAN AND TRUST

      Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                            December 31, 2001




                                                               Current
   Identity         Description of Investment                   Value

   Mutual Funds:
                    AXP Cash Management Fund*              $   1,789,633

                    AXP Bond Fund*                             1,739,692

                    AXP Growth Fund*                           5,059,722

                    American Century Equity Growth Fund        5,040,243

                    Janus Overseas Fund                        3,572,778

                    American Express Equity Index Fund II*     2,712,686

                    Neuberger Berman Genesis Fund              1,855,824

                    Standish Small Cap Growth Fund               231,246

   Common Stock
                    Brinker Stock Fund*                       12,681,996

   Participant Loans
                    Bearing interest at rates ranging from
                    6.0% to 10.5%*                             2,279,020

Total                                                      $  36,962,840



*Party-in-interest


See accompanying independent auditors' report.




SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              BRINKER INTERNATIONAL, INC.
                              401(K) SAVINGS PLAN AND TRUST



Date:     June 28, 2002      By:  _______/s/______________________
                                   Charles M. Sonsteby
                                   Executive Vice President
                                   and Chief Financial Officer